Exhibit 2.3

TAX MATTERS AGREEMENT

by and between

BIOGEN INC.

and

BIOVERATIV INC.

DATED AS OF JANUARY 31, 2017

i

ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of January 31, 2017, by and between Biogen Inc. (“Biogen”), a Delaware corporation, and Bioverativ Inc. (“Bioverativ”), a Delaware corporation and a wholly owned Subsidiary of Biogen.  (Biogen and Bioverativ are sometimes collectively referred to herein as the “Parties” and, as the context requires, individually referred to herein as a “Party”).

RECITALS

WHEREAS, Biogen, acting together with its Subsidiaries, currently conducts the Biogen Retained Business and the Bioverativ Business;

WHEREAS, the Board of Directors of Biogen (the “Board”) has determined that it is appropriate, desirable and in the best interests of Biogen and its stockholders to separate Biogen into two separate, publicly traded companies, one for each of (i) the Biogen Retained Business, which shall be owned and conducted, directly or indirectly, by Biogen and its Subsidiaries and (ii) the Bioverativ Business, which shall be owned and conducted, directly or indirectly, by Bioverativ and its Subsidiaries;

WHEREAS, in order to effect such separation, the Board has determined that it is appropriate, desirable and in the best interests of Biogen and its stockholders for Biogen to undertake the Separation and, in connection therewith, effect the Separation Transactions;

WHEREAS, following the completion of  the Separation Transactions, Biogen shall cause all of the issued and outstanding shares of Bioverativ Common Stock to be issued pro rata to the holders of Biogen Common Stock on the terms and conditions set forth in the Separation Agreement (such issuance, the “Distribution”);

WHEREAS, it is the intention of the Parties that the Separation and the Distribution, taken together, will qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and, except for cash received in lieu of any fractional shares, the Distribution will qualify as tax-free under Section 355(a) of the Code to the stockholders of Biogen and as tax-free to Biogen under Section 361(c) of the Code;

WHEREAS, as of the date hereof, Biogen is the common parent of an Affiliated Group, including Bioverativ, which has elected to file consolidated federal Tax Returns; and

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of liabilities, and entitlements to refunds thereof, for certain Taxes arising prior to, at the time of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes and to set forth certain covenants and indemnities relating to the Tax-Free Status of the Separation and the Distribution;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

Section 1.                                          Definition of Terms.  For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation Agreement:

“2016 Cash Bonuses” means cash bonuses payable in 2017 to current and former directors, officers, employees or consultants of the Biogen Group and the Bioverativ Group in respect of services performed for Biogen in 2016.

“Action” has the meaning set forth in the Separation Agreement.

“Active Conduct” means “active conduct” as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder.

“Active Trade or Business” has the meaning set forth on Exhibit B.

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset, and (iii) any claim for refund or credit of Taxes previously paid.

“Affiliate” means any entity that is directly or indirectly “controlled” by either the person in question or an Affiliate of such person. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.  The term Affiliate shall refer to Affiliates of a person as determined immediately after the Distribution.

“Affiliated Group” means, with respect to a Party, the affiliated group (as that term is defined in Section 1504(a) of the Code and the Treasury Regulations thereunder) of which the Party is the common parent.

“Ancillary Agreement” has the meaning set forth in the Separation Agreement; provided, however, that for purposes of this Agreement, this Agreement shall not constitute an Ancillary Agreement.

“Biogen Canada” means Biogen Canada, Inc., a Canadian corporation and a direct wholly owned subsidiary of Biogen MA.

“Biogen Capital Stock” means all classes or series of capital stock of Biogen, including (i) the Biogen Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in Biogen for U.S. federal Income Tax purposes.

“Biogen Common Stock” has the meaning set forth in the Separation Agreement.

“Biogen Disqualifying Act” means (a) any act, or failure or omission to act, by any member of the Biogen Group following the Distribution that results in any Party (or any of its

Affiliates) being responsible for such Distribution Taxes pursuant to a Final Determination, (b) the direct or indirect acquisition of all or a portion of the stock of Biogen (or any transaction or series of related transactions that is deemed to be such an acquisition for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder) by any means whatsoever by any Person, including pursuant to an issuance of stock by Biogen, (c) any event (or series of events) involving Biogen Capital Stock or any assets of any member of the Biogen Group, or (d) any failure to be true, inaccuracy in, or breach of any of the representations or statements contained in the Representation Letters to the extent relating to acts, omissions, events, conditions, facts or circumstances existing on or before the Distribution Effective Time.

“Biogen Equity Awards” means options, stock appreciation rights, restricted stock, stock units or other compensatory rights with respect to Biogen Common Stock that are granted by Biogen on or before the Distribution Date in connection with employee, independent contractor or director compensation or other employee benefits; provided, however, that options, stock appreciation rights, restricted stock, stock units or other rights with respect to Bioverativ Common Stock issued in respect of any of the foregoing by reason of the Distribution or any subsequent transaction shall not be treated as Biogen Equity Awards.

“Biogen Foreign Retained Business” means the Biogen Retained Business in Canada and Japan.

“Biogen Group” means Biogen and its Affiliates, excluding any entity that is a member of the Bioverativ Group.

“Biogen Japan” means Biogen Japan Ltd., a Japanese corporation and a direct wholly owned subsidiary of Biogen MA.

“Biogen MA” means Biogen MA Inc., a Massachusetts corporation and a direct wholly owned subsidiary of Biogen.

“Biogen Pacific” means Biogen U.S. Pacific LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Biogen MA,

“Biogen Retained Business” has the meaning set forth in the Separation Agreement.

“Biogen Separate Return” means (a) any Tax Return of or including any member of the Biogen Group (including any consolidated, combined or unitary return) that does not include any member of the Bioverativ Group and (b) any Tax Return relating to Transfer Taxes that Biogen is obligated to file under applicable Tax Law.

“Biogen US” means Biogen U.S. Corporation, a Delaware corporation and a direct wholly owned subsidiary of Biogen MA.

“Bioverativ” has the meaning provided in the first sentence of this Agreement.

“Bioverativ Business” has the meaning set forth in the Separation Agreement.

“Bioverativ Canada” means Bioverativ Canada, Inc., a Canadian corporation and a direct wholly owned subsidiary of Biogen Canada.

“Bioverativ Capital Stock” means all classes or series of capital stock of Bioverativ, including (i) the Bioverativ Common Stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in Bioverativ for U.S. federal Income Tax purposes.

“Bioverativ Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax item of any member of the Bioverativ Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“Bioverativ Common Stock” has the meaning set forth in the Separation Agreement.

“Bioverativ Disqualifying Act” means, following the Distribution, (a) any act, or failure or omission to act, by any member of the Bioverativ Group that results in any Party (or any of its Affiliates) being responsible for such Distribution Taxes pursuant to a Final Determination, regardless of whether such act or failure to act (i) is covered by a Post-Distribution Ruling or Unqualified Tax Opinion (or is subject to Section 7.01(d)-(f)), or (ii) occurs during or after the Restricted Period, (b) the direct or indirect acquisition of all or a portion of the stock of Bioverativ (or any transaction or series of related transactions that is deemed to be such an acquisition for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder) by any means whatsoever by any Person, including pursuant to an issuance of stock by Bioverativ, or (c) any event (or series of events) involving Bioverativ Capital Stock or any assets of any member of the Bioverativ Group.

“Bioverativ Entity” means an entity which will be a member of the Bioverativ Group immediately after the Distribution.

“Bioverativ Foreign Business” means the Bioverativ Business in Canada and Japan.

“Bioverativ Group” means Bioverativ and its Affiliates, as determined immediately after the Distribution.

“Bioverativ Japan” means Bioverativ Japan Ltd., a Japanese corporation and a direct wholly owned subsidiary of Biogen Japan.

“Bioverativ MA” means Bioverativ MA LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Biogen MA.

“Bioverativ Pacific” means Bioverativ Pacific LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Biogen Pacific.

“Bioverativ SAG” means the separate affiliated group of Bioverativ, within the meaning of Section 355(b)(3)(B) of the Code.

“Bioverativ Separate Return” means (a) any Tax Return of or including any member of the Bioverativ Group (including any consolidated, combined or unitary return) that does not include any member of the Biogen Group and (b) any Tax Return relating to Transfer Taxes that Bioverativ is obligated to file under applicable Tax Law.

“Bioverativ Therapeutics” means Bioverativ Therapeutics, Inc., a Delaware corporation and a direct wholly owned subsidiary of Biogen MA.

“Bioverativ US” means Bioverativ U.S. LLC, a Delaware limited liability company and  a direct wholly owned subsidiary of Biogen US.

“Bonus Payment” has the meaning set forth in Section 3.09(c) of this Agreement.

“Business Day” has the meaning set forth in the Separation Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Complete Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date.

“Controlling Party” has the meaning set forth in Section 10.02(c) of this Agreement.

“Decision on Interim Relief” has the meaning set forth in the Separation Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dispute” means a controversy, dispute or Action arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement  or otherwise arising out of, or in any way related to, this Agreement or the transactions contemplated hereby, including any Action based on contract, tort, statute or constitution.

“Distribution” has the meaning set forth in the recitals to this Agreement.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Effective Time” has the meaning set forth in the Separation Agreement.

“Distribution Losses” shall mean (a) all Distribution Taxes (including interest and penalties thereon) imposed pursuant to any settlement, Final Determination, judgment or otherwise; (b) all accounting, legal and other professional fees and court costs incurred in connection with such Distribution Taxes, as well as any other out-of-pocket costs incurred in connection with such Taxes; and (c) all reasonable costs and expenses and all damages associated with shareholder litigation or controversies and any amount paid by any member of the Biogen Group or member of the Bioverativ Group in respect of the liability of shareholders, whether paid to shareholder or to the IRS or any other Tax Authority, in each case, resulting from the failure of the Contribution and the Distribution or any other Separation Transaction to have Tax-Free Status.

“Distribution Taxes” means any and all Taxes (a) required to be paid by or imposed on a Party or any of its Affiliates resulting from, attributable to, or arising in connection with the failure of (i) the Contribution and Distribution, taken together, to qualify as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code; (ii) the stock distributed in the Distribution to constitute “qualified property” for purposes of Sections 355(d), 355(e) and Section 361(c) of the Code (or any corresponding provision of the Tax Laws of other jurisdictions); (iii) any Separation Transaction other than the Contribution and the Distribution to qualify as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code; or (iv) the stock distributed in any Separation Transaction other than the Contribution and the Distribution to constitute “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code; provided, however, that the foregoing clauses (iii) and (iv) shall apply and be included in the definition of Distribution Taxes only if Biogen has received a Tax Opinion at a comfort level of “more likely than not” or higher with respect to each such qualification.

“Domestic Joint Return” means any Joint Return other than a Foreign Joint Return.

“Employee Matters Agreement” means the Employee Matters Agreement, as amended from time to time, by and among Biogen and Bioverativ.

“Filing Date” has the meaning set forth in Section 4.03(a)(i) of this Agreement.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the Parties.

“Foreign Joint Return” means any Tax Return (including any consolidated, combined or unitary Tax Return) that relates to at least one asset or activity that is part of the Biogen Foreign Retained Business, on the one hand, and at least one asset or activity that is part of the Bioverativ Foreign Business, on the other hand.

“Full Taxpayer” means the assumption that each relevant member of the relevant Group (a) is subject to the highest marginal regular statutory income Tax rate, and (b) will not utilize any Tax Attribute other than a Tax Attribute arising from the adjustment at issue.

“Governmental Entity” has the meaning set forth in the Separation Agreement.

“Group” means the Biogen Group or the Bioverativ Group, or both, as the context requires.

“Income Tax” means all U.S. federal, state, local and foreign income, franchise or similar Taxes imposed on (or measured by) net income or net profits, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Internal Restructuring” has the meaning set forth in Section 7.01(f) of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Joint Return” means any Tax Return (including any consolidated, combined or unitary Tax Return) that relates to at least one asset or activity that is part of the Biogen Retained Business, on the one hand, and at least one asset or activity that is part of the Bioverativ Business, on the other hand.

“Non-Controlling Party” has the meaning set forth in Section 10.02(c) of this Agreement.

“Non-Responsible Party” means the Party that is not the Responsible Party.

“Parties” and “Party” have the meaning set forth in the first sentence of this Agreement.

“Past Practices” has the meaning set forth in Section 3.04(a) of this Agreement.

“Payment Date” means (i) with respect to any consolidated United States federal Tax Return for the Affiliated Group of which Biogen is the common parent, (A) the due date for any required installment of estimated taxes determined under Section 6655 of the Code, (B) the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, or (C) the date the return is filed, as the case may be, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payor” has the meaning set forth in Section 4.03 of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal Income Tax purposes.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date and, in the case of any Straddle Period, the portion of such Tax Period beginning on the day after the Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Post-Distribution Ruling” has the meaning set forth in Section 7.01 of this Agreement.

“Preliminary Tax Advisor” has the meaning set forth in Section 14.03 of this Agreement.

“Prime Rate” has the meaning set forth in the Separation Agreement.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Bioverativ management or shareholders, is a hostile acquisition, merger, consolidation or otherwise, as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, from Bioverativ and/or one or more holders of outstanding shares of Bioverativ Capital Stock, a number of shares of Bioverativ Capital Stock that would, when combined with any other changes in ownership of Bioverativ Capital Stock pertinent for purposes of Section 355(e) of the Code, comprise forty percent (40%) or more of (i) the value of all outstanding shares of stock of Bioverativ as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Bioverativ as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series.  Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Bioverativ of a shareholder rights plan, (ii) issuances by Bioverativ that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations Section 1.355-7(d)), or (iii) acquisitions that satisfy Safe Harbor VII of Treasury Regulations § 1.355-7(d).  For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders.  This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.  Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Protective Section 336(e) Election” shall have the meaning set forth in Section 3.05(b) of this Agreement.

“Representation Letters” means the statements of facts and representations, officer’s certificates, representation letters and any other materials delivered or deliverable by Biogen, its Affiliates (including Bioverativ) or representatives thereof in connection with the rendering by Tax Counsel of the Tax Opinions.

“Required Party” has the meaning set forth in Section 4.03 of this Agreement.

“Responsible Party” means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return under this Agreement.

“Restricted Period” means the period beginning at the Effective Time and ending on the two-year anniversary of the day after the Distribution Date.

“Retention Date” has the meaning set forth in Section 9.01 of this Agreement.

“Ruling” means a private letter ruling issued by the IRS to Biogen in connection with the Separation Transactions.

“Ruling Request” means any letter or memorandum filed by Biogen with the IRS requesting a ruling regarding certain Tax consequences of the Separation Transactions (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request letter.

“Section 336(e) Allocation Statement” has the meaning set forth in Section 3.05(b)(ii) of this Agreement.

“Separate Return” means a Biogen Separate Return or a Bioverativ Separate Return, as the case may be.

“Separation” has the meaning set forth in the Separation Agreement.

“Separation Agreement” means the Separation Agreement, as amended from time to time, by and among Biogen and Bioverativ.

“Separation Taxes” means any and all Taxes (other than Distribution Taxes) (a) required to be paid by or imposed on a Party or any of its Affiliates resulting from, attributable to, or arising in connection with the Distribution or any other Separation Transaction, (b) Taxes imposed as a result of the recapture of any previously claimed Tax Items in connection with the Distribution, (c) Taxes imposed as a result of any deferred intercompany item or excess loss account (or any similar item under state, local or foreign Tax Law) being taken into account in connection with the Distribution pursuant to Section 1502 of the Code and the regulations promulgated thereunder (or any similar provision of state, local or foreign Tax Law) and (d) Transfer Taxes.

“Separation Transactions” means the contribution to, and distribution of, Bioverativ and each Subsidiary Active Business Entity pursuant to the Separation, as described in Exhibit A.

“Specified Acquisition Transaction” means any transaction or series of transactions that is not a Proposed Acquisition Transaction but would be a Proposed Acquisition Transaction if the percentage reflected in the definition of Proposed Acquisition Transaction were twenty-five percent (25%) instead of forty percent (40%).

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Subsidiary Active Business Entities” means Bioverativ Therapeutics, Inc., Bioverativ Japan Ltd., Bioverativ Canada, Inc., Bioverativ U.S. LLC, and Bioverativ Pacific LLC, along with their successors or assigns.

“Subsidiary Active Business Entity SAG” means, with respect to a Subsidiary Active Business Entity, the separate affiliated group of such Subsidiary Active Business Entity, within the meaning of Section 355(b)(3)(B) of the Code.

“Substantial Authority” has the meaning set forth in Section 3.04(c) of this Agreement.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” means a Tax Counsel or tax accountant of recognized national standing.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign Tax credit, excess charitable contribution, general business credit, research and development credit, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Benefit” means any Tax Refund, credit or other reduction in Tax payments (determined on a “with and without” basis assuming the relevant member of the Biogen Group or Bioverativ Group, as the case may be, is a Full Taxpayer).

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Counsel” means a tax counsel of recognized national standing.

“Tax-Free Status” means (i) the qualification of the Separation and the Distribution, taken together, (A) as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code, (B) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code, and (C) as a transaction in which Biogen, Bioverativ and the shareholders of Biogen recognize no income or gain for U.S. federal Income Tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than, in the case of Biogen and Bioverativ, intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code and (ii) the qualification of each other Separation Transaction (A) as a reorganization described in Sections 355(a) and 368(a)(1)(D) of the Code, (B) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(d), 355(e) and 361(c) of the Code, and (C) as a transaction in which the applicable distributing corporation, controlled corporation and the shareholders of applicable distributing corporation recognize no income or gain for U.S. federal Income Tax purposes pursuant to Sections 355, 361 and 1032 of the Code, other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code; provided, however, that the foregoing clause (ii) shall apply and be included in the definition of Tax-Free Status only if Biogen has received a Tax Opinion at a comfort level of “more likely than not” or higher with respect to each such qualification.

“Tax Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the assessment, administration, collection, enforcement, determination or imposition of such Tax for such entity or subdivision.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means the law of any Governmental Entity or political subdivision thereof relating to any Tax.

“Tax Opinions” means the opinions of Tax Counsel deliverable to Biogen in connection with the Separation, the Distribution and the other Separation Transactions.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return work papers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed with respect to or otherwise relating to Taxes.

“Tax Refund” means any refund of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, credited or applied to future Taxes payable), including any interest paid on or with respect to such refund of Taxes.

“Tax Return” or “Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Third Party” means any Person other than the Parties or any of their respective Subsidiaries.

“Transfer Taxes” means all sales, use, transfer, real property transfer, intangible, recordation, registration, documentary, stamp or similar Taxes imposed on the Distribution or any of the other Separation Transactions (excluding, for the avoidance of doubt, any Income Taxes).

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Counsel, which Tax Counsel is reasonably acceptable to Biogen, on which Biogen may rely to the effect that a transaction will not affect the Tax-Free Status.  Any such opinion must assume that the Separation and the Distribution would have qualified for Tax-Free Status if the transaction in question did not occur.

Section 2.                                          Liability for Taxes and Distribution Losses.

Section 2.01                            General Rule.

(a)                                 Biogen Liability.  Biogen shall be liable for, and shall indemnify and hold harmless the Bioverativ Group from and against any liability for:

(i)                                     Taxes which are allocated to Biogen under this Section 2;

(ii)                                  Separation Taxes;

(iii)                               any Taxes resulting from a breach of any of Biogen’s covenants in this Agreement, the Separation Agreement or any Ancillary Agreement; and

(iv)                              any Distribution Losses which are allocated to Biogen under Section 7.04.

(b)                                 Bioverativ Liability.  Bioverativ shall be liable for, and shall indemnify and hold harmless the Biogen Group from and against any liability for:

(i)                                     Taxes which are allocated to Bioverativ under this Section 2;

(ii)                                  any Tax resulting from a breach of any of Bioverativ’s covenants in this Agreement, the Separation Agreement or any Ancillary Agreement; and

(iii)                               any Distribution Losses which are allocated to Bioverativ under Section 7.04.

Section 2.02                            Allocation of Taxes for Pre-Distribution Periods. Except with respect to Taxes described in Section 2.01(a)(ii), Section 2.01(a)(iii), Section 2.01(a)(iv), Section 2.01(b)(ii) and Section 2.01(b)(iii), Taxes shall be allocated as follows:

(a)                                 Allocation of Taxes Relating to Domestic Joint Returns.  With respect to any Domestic Joint Return, Biogen shall be responsible for any and all Taxes for Pre-Distribution Periods due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) which Taxes are attributable to the Biogen Retained Business or the Bioverativ Business.

(b)                                 Allocation of Taxes Relating to Foreign Joint Returns. With respect to any Foreign Joint Return:

(i)                                     Biogen shall be responsible for any and all Taxes for Pre-Distribution Periods due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) which Taxes are predominantly attributable to the Biogen Foreign Retained Business;

(ii)                                  Bioverativ shall be responsible for any and all Taxes for Pre-Distribution Periods due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) which Taxes are predominantly attributable to the Bioverativ Foreign Business; and

(iii)                               Responsibility for all Taxes for Pre-Distribution Periods due with respect to or required to be reported on any such Tax Return (including any increase in such Tax as a result of a Final Determination) which Taxes are not predominantly attributable to either the Biogen Foreign Retained Business or the Bioverativ Foreign Business shall be shared by Biogen and Bioverativ based on the ratio of the earnings before Taxes of the parties in the relevant jurisdiction for the period with respect to which such Taxes were assessed.

(c)                                  Allocation of Tax Relating to Separate Returns.

(i)                                     Biogen shall be responsible for any and all Taxes for (A) Complete Pre-Distribution Periods due with respect to or required to be reported on any Bioverativ Separate Return and (B) all Tax Periods due with respect to or required to be reported on any Biogen Separate Return (including, in each case, any increase in such Tax as a result of a Final Determination).

(ii)                                  Bioverativ shall be responsible for any and all Taxes due with respect to or required to be reported on any Bioverativ Separate Return for (A) Pre-Distribution Periods (other than (i) Complete Pre-Distribution Periods and (ii)

Taxes for any Bioverativ Separate Return for a Pre-Distribution Period that are equal to or in excess of $100,000, for which Biogen shall be responsible) and (B)  Post-Distribution Periods (including, in each case, any increase in such Tax as a result of a Final Determination).

(d)                                 Attribution and Calculation of Taxes.

(i)                                     For purposes of Section 2.02(b), a Tax shall be considered attributable to the Biogen Foreign Retained Business or the Bioverativ Foreign Business, as the case may be, to the extent that such Tax would result if such Tax Return were prepared on a separate basis taking into account only the operations and assets of the Biogen Foreign Retained Business or the Bioverativ Foreign Business, as the case may be. A Tax shall be considered predominantly attributable to the Biogen Foreign Retained Business or the Bioverativ Foreign Business, as the case may be, to the extent that the amount of such Tax attributable to the Biogen Foreign Retained Business or the Bioverativ Foreign Business, as the case may be, under this Section 2.02(d) exceeds ninety percent (90%) of the amount of such Tax.

(ii)                                  All computations of Taxes under Section 2.02(a) (other than Distribution Taxes, which shall be reasonably calculated based on actual Taxes paid), all computations of Separation Taxes, and all computations of changes in Tax liability under Section 5 are to be calculated on the basis that each Party and its relevant Affiliates (including the members of its Affiliated Group) is a Full Taxpayer.

Section 3.                                          Preparation and Filing of Tax Returns.

Section 3.01                            Biogen’s Responsibility.  Biogen shall prepare and file, or to cause to be prepared and filed:

(a)                                 All Joint Returns for which Biogen or any of its Affiliates is legally responsible to prepare and file under applicable law; and

(b)                                 Biogen Separate Returns.

Section 3.02                            Bioverativ’s Responsibility. Bioverativ shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by or with respect to members of the Bioverativ Group other than those Tax Returns which Biogen is required to prepare and file under Section 3.01.  The Tax Returns required to be prepared and filed by Bioverativ under this Section 3.02 shall include any Bioverativ Separate Returns and any Joint Return for which Bioverativ or any of its Affiliates is legally responsible to prepare and file under applicable law.

Section 3.03                            Cooperation. The Parties shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Section 8 with respect to the preparation and filing of Tax Returns, including providing information required to be provided in Section 8.

Section 3.04                            Tax Reporting Practices.

(a)                                 Biogen General Rule.  Except as provided in Section 3.04(c), Biogen shall prepare any Tax Return which it has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 3.01, in accordance with past practices, accounting methods, elections or conventions (“Past Practices”) used with respect to the Tax Return in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Biogen.

(b)                                 Bioverativ General Rule.  Except as provided in Section 3.04(c), with respect to any Tax Return that Bioverativ has the obligation and right to prepare and file, or cause to be prepared and filed, under Section 3.02, such Tax Return shall be prepared in accordance with Past Practices used with respect to the Tax Returns in question (unless there is no reasonable basis for the use of such Past Practices), and to the extent any items are not covered by Past Practices (or in the event that there is no reasonable basis for the use of such Past Practices), in accordance with reasonable Tax accounting practices selected by Bioverativ.

(c)                                  Reporting of Separation Transactions, 2016 Cash Bonuses and Other Transactions.  The Tax treatment of the Separation Transactions reported on any Tax Return shall be consistent with the treatment thereof in the Ruling Request, Rulings, Representation Letters and Tax Opinions, and, subject to Section 3.09(a), the Tax treatment of the 2016 Cash Bonuses and the transactions contemplated by the Transition Services Agreement reported on any Tax Return shall be consistent with the treatment determined by Biogen in its sole discretion, in each case taking into account the jurisdiction in which such Tax Returns are filed, unless the Parties jointly determine that there is not at least “substantial authority,” within the meaning of Section 6662(d)(2)(B)(i) of the Code (or any corresponding or similar provision of state, local or foreign law) (“Substantial Authority”) for such Tax treatment.  Such treatment reported on any Tax Return for which Bioverativ is the Responsible Party shall be consistent with that on any Tax Return filed or to be filed by Biogen or any member of the Biogen Group or caused or to be caused to be filed by Biogen, unless the Parties jointly determine that there is not Substantial Authority for such Tax treatment.

Section 3.05                            Certain Elections.

(a)                                 Consolidated or Combined Tax Returns. Bioverativ will elect and join, and will cause its respective Affiliates to elect and join, in filing any Joint Returns that Biogen determines are required to be filed or that Biogen elects to file pursuant to Section 3.01(a). Biogen will elect and join, and will cause its respective Affiliates to elect and join, in filing any Joint Returns that Bioverativ determines are required to be filed or that Biogen elects to file pursuant to Section 3.02.

(b)                                 Protective Section 336(e) Election.

(i)                                     The Parties hereby agree to make a timely protective election under Section 336(e) of the Code and Treasury Regulations Section 1.336-2(j) (and any similar provision of applicable state or local Tax Law) for each member of the Bioverativ Group that is a domestic corporation for U.S. federal tax purposes with respect to the Distribution (a “Protective Section 336(e) Election”) in accordance with Treasury Regulations Section 1.336-2(h).  For the avoidance of doubt, (A) this Section 3.05(b) is intended to constitute a written, binding agreement to make the Protective Section 336(e) Election within the meaning of Treasury Regulations Section 1.336-2(h)(1)(i), and (B) it is intended that the Protective Section 336(e) Election will have no effect unless, pursuant to a Final Determination, the Distribution is treated as a “qualified stock disposition” within the meaning of Treasury Regulations Section 1.336-1(b)(6).

(ii)                                  Biogen and Bioverativ shall cooperate in making the Protective Section 336(e) Election, including filing any statements, amending any Tax Returns or undertaking such other actions reasonably necessary to carry out the Protective Section 336(e) Election. Biogen shall reasonably determine the “Aggregate Deemed Asset Disposition Price” and the “Adjusted Grossed-Up Basis” (each as defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Asset Disposition Price and Adjusted Grossed-Up Basis among the disposition date assets of Bioverativ and its Subsidiaries, each in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”), and shall provide Bioverativ (A) a draft of such statement for its review and comment fifteen (15) Business Days prior to the due date for filing such statement and (B) a copy of such statement as filed. To the extent the Protective Section 336(e) Election becomes effective, each Party agrees not to take any position (and to cause each of its Affiliates not to take any position) that is inconsistent with the Protective Section 336(e) Election, including the Section 336(e) Allocation Statement, on any Tax Return, in connection with any Tax Contest or for any other Tax purposes (in each case, excluding any position taken for financial accounting purposes), except as may be required by a Final Determination.

Section 3.06                            Right to Review Tax Returns.

(a)                                 General.  The Responsible Party with respect to any material Tax Return shall make the portion of a draft of such Tax Return which is relevant to the determination of the other Party’s rights or obligations under this Agreement available for review by the other Party, if requested, to the extent (i) such Tax Return relates to Taxes that are the subject of a Tax Contest and for which the requesting Party would reasonably be expected to be liable,  (ii) such Tax Return relates to a Tax Benefit for which the requesting Party would reasonably be expected to have a claim under this Agreement, or (iii) the requesting Party reasonably determines that it must inspect such Tax Return to confirm compliance with the terms of this Agreement.  The Responsible Party shall (x) use its reasonable best efforts to make such portion of such Tax Return available for review as required under this paragraph sufficiently in advance of the due date for filing of such Tax Return to provide the requesting Party with a meaningful opportunity to analyze and comment on such Tax Return and (y) use reasonable efforts to have such Tax Return modified before filing in accordance with any reasonable comments of the requesting Party.  The Parties shall attempt in good faith to resolve any issues arising out of the review of such Tax Return. For purposes of Section 3.06(a), a Tax Return is “material” if it could reasonably be expected to reflect Tax liability with respect to the requesting Party equal to or in excess of $250,000.

Section 3.07                            Adjustment Requests and Bioverativ Carrybacks.

(a)                                 Bioverativ hereby agrees that, unless Biogen consents in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by law, (i) no Bioverativ Entity shall file an Adjustment Request with respect to any Tax Return for a Pre-Distribution Period or Straddle Period, and (ii) any available elections to waive the right to claim in any Pre-Distribution Period with respect to any Tax Return any Bioverativ Carryback arising in a Post-Distribution Period shall be made, and no affirmative election shall be made to claim any such Bioverativ Carryback. In the event that Bioverativ (or the appropriate member of the Bioverativ Group) is prohibited by applicable law from waiving or otherwise forgoing a Bioverativ Carryback or Biogen consents to a Bioverativ Carryback, Biogen shall cooperate with Bioverativ, at Bioverativ’s expense, in seeking from the appropriate Tax Authority such Tax Benefit as reasonably would result from such Bioverativ Carryback, to the extent that such Tax Benefit is directly attributable to such Bioverativ Carryback, and shall pay over to Bioverativ the amount of such Tax Benefit within ten (10) days after such Tax Benefit is recognized; provided, however, that Bioverativ shall indemnify and hold the members of the Biogen Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Bioverativ Carryback, including, without limitation, the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Biogen Group if (i) such Tax Attributes expire unused, but would have been utilized but for such Bioverativ Carryback, or (ii) the use of such Tax Attributes is postponed to a later Tax Period than the Tax Period in which such Tax Attributes would have been used but for such Bioverativ Carryback.

(b)                                 Biogen hereby agrees that, unless Bioverativ consents in writing (which consent may not be unreasonably withheld, conditioned, or delayed) or as required by law, no member of the Biogen Group shall file any Adjustment Request with respect to any Tax Return for a Bioverativ Entity if the result could reasonably be expected to change the Tax liability of any member of the Bioverativ Group for any Tax Period in an amount equal to or in excess of $100,000.

Section 3.08                            Apportionment of Tax Attributes.  Biogen shall advise Bioverativ in writing of a reasonable allocation of any Tax Attributes, which Biogen shall determine in accordance with a reasonable interpretation of the Code, Treasury Regulations, and any other applicable Tax Law, and Biogen shall consider in good faith any reasonable comments provided by Bioverativ regarding such allocation.  The Parties and all members of their respective Groups shall prepare all Tax Returns in accordance with such allocation. Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, the Parties agree that Biogen is not warranting or guaranteeing the amount of any such Tax Attributes.

Section 3.09                            2016 Cash Bonuses and Biogen Equity Awards.

(a)                                 To the extent permitted by applicable Tax Law, Income Tax deductions with respect to any payment of 2016 Cash Bonuses shall be claimed solely by Biogen; provided, however, that if Biogen is not permitted under applicable Tax Law to claim Income Tax deductions with respect to such payment after the Distribution Date, Bioverativ shall claim such Income Tax deductions and promptly pay Biogen an amount equal to the Tax Benefit attributable to such Income Tax deductions.

(b)                                 Unless otherwise required by applicable law, solely the member of the Group for which the relevant individual is currently employed or, if such individual is not currently employed by a member of the Group, was most recently employed at the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event, as appropriate, in respect of equity awards and other compensation shall be entitled to claim any income Tax deduction in respect of such equity awards and other compensation on its respective Tax Return associated with such event. Section V of the Employee Matters Agreement shall govern withholding and reporting obligations with respect to equity awards.

(c)                                  The Party (or its Affiliate) that pays a 2016 Cash Bonus (each payment of a 2016 Cash Bonus to an employee, a “Bonus Payment”) shall be responsible for all applicable Taxes (including withholding and excise taxes) and shall satisfy, or shall cause to be satisfied, all applicable Tax reporting obligations in respect of such Bonus Payment. The Parties shall cooperate (and shall cause their Affiliates to cooperate) so as to permit the Party (or Affiliate thereof) paying the Bonus Payment to discharge any applicable Tax withholding and Tax reporting obligations, including the appointment of the Party (or its Affiliate) making the Bonus Payment as the withholding and reporting agent if that Party (or any of its Affiliates) is not otherwise required or permitted to withhold or report under applicable law.

Section 4.                                          Tax Payments.

Section 4.01                            Payment of Taxes With Respect to Certain Foreign Joint Returns.  In the case of any Foreign Joint Return with respect to which any member of the Bioverativ Group is allocated a portion of the Tax liability shown thereon pursuant to Section 2:

(a)                                 Computation and Payment of Tax Due. Prior to the due date for any such Foreign Joint Return, the Responsible Party shall compute the amount of Tax required to be paid to the applicable Tax Authority (taking into account the requirements of Section 3.04 relating to consistent reporting practices, as applicable) with respect to such Tax Return on such Payment Date. The Responsible Party shall pay such amount to such Tax Authority on or before such Payment Date. The Responsible Party shall provide notice to the other Party setting forth such other Party’s responsibility for the amount of Taxes paid to the Tax Authority and provide proof of payment of such Taxes.

(b)                                 Computation and Payment of Liability With Respect To Tax Due.  Within thirty (30) Business Days following the earlier of (i) the due date (including extensions) for filing any such Tax Return (excluding any Tax Return with respect to payment of estimated Taxes or Taxes due with a request for extension of time to file) or (ii) the date on which such

Tax Return is filed, the Non-Responsible Party shall pay to the Responsible Party the amount allocable to the Non-Responsible Party under the provisions of Section 2, plus interest computed at the Prime Rate on the amount of the payment based on the number of days from the earlier of (i) the due date of the Tax Return (including extensions) or (ii) the date on which such Tax Return is filed, to the date of payment. For the avoidance of doubt, however, the thirty (30) Business Day period described herein shall not commence unless and until the Responsible Party notifies the Non-Responsible Party pursuant to Section 4.01(a) hereof, nor shall interest accrue during any time period where such notification has not been received.

(c)                                  Adjustments Resulting in Underpayments.  In the case of any adjustment pursuant to a Final Determination with respect to any such Tax Return, the Responsible Party shall pay to the applicable Tax Authority when due any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to a Final Determination. The Responsible Party shall compute the amount attributable to the Bioverativ Group in accordance with Section 2 and Bioverativ shall pay to Biogen any amount due Biogen (or Biogen shall pay Bioverativ any amount due Bioverativ) under Section 2 within thirty (30) Business Days from the later of (i) the date the additional Tax was paid by the Responsible Party or, in an instance where no cash payments is due to a Tax Authority, the date of such Final Determination, or (ii) the date of receipt of a written notice and demand from the Responsible Party for payment of the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. Any payments required under this Section 4.01(c) shall include interest computed at the Prime Rate based on the number of days from the date the additional Tax was paid by the Responsible Party (or, in an instance where no cash payments is due to a Tax Authority, the date of such Final Determination) to the date of the payment under this Section 4.01(c).

Section 4.02                            Payment of Domestic Joint Return and Separate Return Taxes.  Each Party shall pay, or shall cause to be paid, to the applicable Tax Authority when due all Taxes owed by such Party or a member of such Party’s Group with respect to a Domestic Joint Return or Separate Return.

Section 4.03                            Indemnification Payments.

(a)                                 If any Party (the “Payor”) is required under applicable Tax Law to pay to a Tax Authority a Tax that another Party (the “Required Party”) is liable for under this Agreement, and the Required Party is not required to reimburse the Payor for the amount of such Tax under Section 4.01, the Required Party shall reimburse the Payor:

(i)                                     in the case of Distribution Losses described in clause (i) of the definition thereof and indemnified under Section 7.04, no later than two (2) Business Days prior to the due date (including extensions) for filing the applicable Tax Return for the year of the Separation or Distribution, as applicable (the “Filing Date”) (provided that if such Distribution Losses arise pursuant to a Final Determination described in clause (i), (ii) or (iii) of the definition of Final Determination, then the Required Party shall pay the Payor no later than ten (10) Business Days after the date of such Final Determination with interest computed at the Prime Rate on the amount of the payment based on the number of days from the date that is two (2) Business Days prior to the Filing Date through the date of such Final Determination);

(ii)                                  in the case of Distribution Losses described in clause (ii) or (iii) of the definition thereof, no later than ten (10) Business Days after the date the Payor pays such Distribution Losses; and

(iii)                               in the case of all other payments, within twenty (20) Business Days of the delivery by the Payor to the Required Party of an invoice for the amount due, accompanied by evidence of payment and a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto, with interest computed at the Prime Rate based on the number of days from the date of the Payor’s payment to the Tax Authority to the date of reimbursement by the Required Party under this Section 4.03.

(b)                                 All indemnification payments under this Agreement shall be made by Biogen directly to Bioverativ and by Bioverativ directly to Biogen; provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Biogen Group, on the one hand, may make such indemnification payment to any member of the Bioverativ Group, on the other hand, and vice versa.  All indemnification payments under this Agreement shall be treated in the manner described in Section 13.

Section 5.                                          Tax Refunds.

Section 5.01                            Tax Refunds.

(a)                                 Biogen shall be entitled to any Tax Refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which Biogen is liable hereunder, and Bioverativ shall be entitled (subject to the limitations provided in Section 3.07) to any Tax Refund (and any interest thereon received from the applicable Tax Authority) of Taxes for which Bioverativ is liable hereunder.

(b)                                 A Party receiving a Tax Refund to which another Party is entitled hereunder shall pay over such Tax Refund to such other Party within twenty (20) Business Days after such Tax Refund is received (together with interest computed at the Prime Rate based on the number of days from the date the Tax Refund was received to the date the Tax Refund was paid over); provided, however, the amount of the Tax Refund shall be net of (i) any Taxes imposed by any Tax Authority on the receipt of the Tax Refund and (ii) any increase in a Tax of a Party (or its Affiliates) that occurs as a result of the Tax position that is the basis for a claim for a Tax Refund or for a Final Determination.

(c)                                  Notwithstanding anything to the contrary in this Agreement, any Party that has claimed (or caused one or more of its Affiliates to claim) a Tax Refund shall be liable for any Taxes that become due and payable as a result of the subsequent adjustment, if any, to the Tax Refund claim.

Section 6.                                          Tax Benefits.

Section 6.01                            Tax Benefits.

(a)                                 If a member of the Bioverativ Group or Biogen Group realizes any Tax Benefit resulting from, attributable to or arising in connection with a Protective Section 336(e) Election, in respect of any Taxes for which a member of the Biogen Group or Bioverativ Group, respectively, is liable hereunder and such Tax Benefit would not have arisen but for such election (determined on a “with and without” basis, assuming the Biogen Group or Bioverativ Group, as the case may be, is a Full Taxpayer), Bioverativ or Biogen, as the case may be, shall make a payment to the other company within one hundred and twenty (120) Business Days following such realization of the Tax Benefit, in an amount equal to such Tax Benefit, plus interest on such amount computed at the Prime Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this Section 6.01; provided, however, that, in the event such Tax Benefits result from, are attributable to or arise in connection with a Protective Section 336(e) Election, such payments (i) shall be reduced by all reasonable costs incurred by either Party to amend any Tax Returns or other governmental filings and (ii) shall not exceed the amount of any Distribution Losses incurred by the Party to receive such payment (not taking into account this Section 6.01(a)) for which such Party is not entitled to indemnification under this Agreement.

(b)                                 No later than one hundred and twenty (120) Business Days after a Tax Benefit described in Section 6.01 is realized by a member of the Biogen Group or a member of the Bioverativ Group, Biogen (if a member of the Biogen Group realizes such Tax Benefit) or Bioverativ (if a member of the Bioverativ Group realizes such Tax Benefit) shall provide the other Party with notice of the amount payable to such other Party by Biogen or Bioverativ pursuant to this Section 6. In the event that Biogen or Bioverativ disagrees with any such calculation described in this Section 6.01(b), Biogen or Bioverativ shall so notify the other Party in writing within thirty (30) Business Days of receiving the written calculation set forth above in this Section 6.01(b). Biogen and Bioverativ shall endeavor in good faith to resolve such disagreement, and, failing that, the amount payable under this Section 6 shall be determined in accordance with the disagreement resolution provisions of Section 14 as promptly as practicable.

Section 7.                                          Tax-Free Status.

Section 7.01                            Restrictions on Bioverativ.

(a)                                 Bioverativ will not take or fail to take, or permit any Bioverativ Affiliate, as the case may be, to take or fail to take, any action (i) where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation from Bioverativ in any Representation Letters, Tax Opinions, Ruling Request or Ruling or (ii) which adversely affects or could reasonably be expected to adversely affect  the Tax-Free Status of the Separation, the Distribution, or any other Separation Transaction.

(b)                                 During the Restricted Period, Bioverativ shall:

(i)                                     continue and cause to be continued the Active Trade or Business of the Bioverativ SAG, and

(ii)                                  cause each Subsidiary Active Business Entity to continue the Active Trade or Business of such Subsidiary Active Business Entity SAG.

(c)                                  During the Restricted Period, Bioverativ shall not:

(i)                                     enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or to the extent Bioverativ or any other member of the Bioverativ Group has the right to prohibit any Proposed Acquisition Transaction, allow any Proposed Acquisition Transaction to occur (including, but not limited to, by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the DGCL or any similar corporate statute, any “fair price” or other provision of Bioverativ’s charter or bylaws, (D) amending its certificate of incorporation to declassify its Board of Directors or approving any such amendment, or otherwise) with respect to Bioverativ;

(ii)                                  merge or consolidate with any other Person, unless Bioverativ is the survivor of such merger or consolidation, liquidate or partially liquidate, or approve or allow any liquidation, partial liquidation, merger or consolidation of any of the Subsidiary Active Business Entities, unless such Subsidiary Active Business Entity is the survivor of the merger or consolidation;

(iii)                               engage (or permit a Bioverativ Affiliate to engage) in any transaction that would result in Bioverativ or a Subsidiary Active Business Entity ceasing to be a company engaged in any Active Trade or Business;

(iv)                              dispose of or permit a Bioverativ Affiliate to dispose of, directly or indirectly, any interest in any Subsidiary Active Business Entity or permit any such Subsidiary Active Business Entity to make or revoke any election under Treasury Regulations Section 301.7701-3;

(v)                                 in a single transaction or series of transactions, sell, transfer or dispose of (or approve or allow the sale, transfer or other disposition of) 30% or more of the net or gross assets of any Active Trade or Business (such percentage to be measured based on fair market value as of the Distribution Date), in each case other than (A) sales or transfers of assets in the ordinary course of business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (C) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes, (D) any mandatory or optional repayment (or pre-payment) of any indebtedness of

Bioverativ or any member of the Bioverativ Group, or (E) any sales or transfers of assets within the Bioverativ SAG or any Subsidiary Active Business Entity SAG;

(vi)                              amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of Bioverativ Capital Stock (including, without limitation, through the conversion of one class of Bioverativ Capital Stock into another class of Bioverativ Capital Stock); or

(vii)                           redeem or otherwise repurchase, directly or through any Affiliate, any of its outstanding stock, or rights to acquire stock, after the Distribution, other than through purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30 (without regard to the effect of Revenue Procedure 2003-48 on Revenue Procedure 96-30);

provided, however, that Bioverativ shall be permitted to take such action or one or more actions set forth in the foregoing clauses (i) through (vii) if, prior to taking any such actions, (1) Bioverativ shall have received a favorable private letter ruling from the IRS, or a ruling from another Tax Authority that confirms that such action or actions will not result in Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate (a “Post-Distribution Ruling”), in form and substance satisfactory to Biogen in its discretion, which discretion shall be reasonably exercised in good faith solely to prevent the imposition on Biogen, or responsibility for payment by Biogen, of Distribution Taxes (which discretion shall include consideration of the reasonableness of any representations made in connection with such Post-Distribution Ruling), (2) Bioverativ shall have received an Unqualified Tax Opinion that confirms that such action or actions will not result in Distribution Taxes, taking into account such actions and any other relevant transactions in the aggregate, in form and substance satisfactory to Biogen (including any representations or assumptions that may be included in such Unqualified Tax Opinion), acting reasonably and in good faith solely to prevent the imposition on Biogen, or responsibility for payment by Biogen, of Distribution Taxes, or (3) Biogen shall have waived the requirement to obtain such Post-Distribution Ruling or Unqualified Tax Opinion. Unless Biogen shall have waived the requirement to obtain the post-Distribution Ruling or Unqualified Tax Opinion described in this paragraph, Bioverativ shall provide a copy of the Post-Distribution Ruling or the Unqualified Tax Opinion described in this paragraph to Biogen as soon as practicable prior to taking or failing to take any action set forth in the foregoing clause (i) through (vii). Biogen’s evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. Bioverativ shall bear all costs and expenses of securing any such Post-Distribution Ruling or Unqualified Tax Opinion and shall reimburse Bioverativ for all reasonable out-of-pocket costs and expenses that Biogen may incur in good faith in seeking to obtain or evaluate any such Post-Distribution Ruling or Unqualified Tax Opinion.

(d)                                 Bioverativ shall not take or fail to take any action (including any Internal Restructuring described in Section 7.01(f)), in the Restricted Period, that would reasonably be expected to (i) increase the Tax liability of the Biogen Group in connection with the Separation Transactions, or (ii) undertake any transaction that is not in the ordinary course of business and that would result in any member of the Biogen Group reporting additional income under Section 951 of the Code.

(e)                                  Bioverativ shall not engage in, cause or permit any contribution, sale, exchange, disposition or other transfer of any of the material assets directly or indirectly contributed to Bioverativ or any of its Affiliates as described in the Separation Agreement, to Bioverativ or any of its Affiliates, apart from sales in the ordinary course of business (any such action, an “Internal Restructuring”) during or with respect to any Tax Period (or portion thereof) ending on or prior to the end of the Restricted Period that Bioverativ, after consultation with a Tax Counsel, believes is reasonably likely to adversely affect the Tax-Free Status, unless Bioverativ shall first consult with Biogen regarding any such proposed actions reasonably in advance of taking any such proposed actions and consider in good faith any comments from Biogen relating thereto.

Section 7.02                            Restrictions on Biogen. Biogen agrees that it will not take or fail to take, or permit any Biogen Affiliate, as the case may be, to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in any Ruling Request, Representation Letter or Tax Opinion.  Biogen agrees that it will not undertake any transaction in the Restricted Period that is not in the ordinary course of business and that would result in any member of the Bioverativ Group reporting additional income under Section 951 of the Code.  Biogen agrees that it will not take or fail to take, or permit any Biogen Affiliate, as the case may be, to take or fail to take, any action which adversely affects or could reasonably be expected to adversely affect the Tax-Free Status of the Separation, the Distribution, or any other Separation Transaction; provided, however, that this Section 7.02 shall not be construed as obligating Biogen to consummate the Separation or the Distribution, nor shall it be construed as preventing Biogen from terminating the Separation Agreement pursuant to Section 10.10 thereof. For the avoidance of doubt, Bioverativ’s sole recourse for violations of this Section 7.02 shall be as set forth in Section 7.04.

Section 7.03                            Rulings. Bioverativ hereby agrees that Biogen shall have sole and exclusive control over the process of obtaining any Ruling, and that only Biogen shall apply for a Ruling.  Neither Bioverativ nor any Bioverativ Affiliate directly or indirectly controlled by Bioverativ shall seek any guidance from the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the Separation or the Distribution (including the impact of any transaction on the Tax-Free Status of the Separation or the Distribution or the intended Tax treatment of any other Separation Transaction) without the prior written consent of Biogen, such consent not to be unreasonably withheld.

Section 7.04                            Liability for Distribution Losses.

(a)                                 In the event that Distribution Taxes become due and payable to a Tax Authority pursuant to a Final Determination, then, notwithstanding anything to the contrary in this Agreement:

(i)                                     if such Distribution Taxes are attributable to a Bioverativ Disqualifying Act, then Bioverativ shall be responsible for any Distribution Losses;

(ii)                                  if such Distribution Taxes are attributable to a Biogen Disqualifying Act, then Biogen shall be responsible for any Distribution Losses;

(iii)                               if such Distribution Taxes are attributable to both a Bioverativ Disqualifying Act and a Biogen Disqualifying Act, then responsibility for such Distribution Losses shall be shared by Biogen and Bioverativ according to relative fault; and

(iv)                              if such Distribution Taxes are not attributable to a Biogen Disqualifying Act or a Bioverativ Disqualifying Act (including, for the avoidance of doubt, a change in Tax Law after the Distribution Effective Time that is effective as of or before the Distribution Effective Time), then Biogen shall be responsible for any Distribution Losses.

Section 8.                                          Assistance and Cooperation.

Section 8.01                            Assistance and Cooperation.

(a)                                 The Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed.  Such cooperation shall include making all information and documents in their possession relating to the other Party and its Affiliates reasonably available to such other Party as provided in Section 9 of this Agreement.  Each of the Parties shall also make available to the other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.  Bioverativ shall cooperate with Biogen and take any and all actions reasonably requested by Biogen in connection with obtaining the Tax Opinions (including, without limitation, by making any new representation or covenant, confirming any previously made representation or covenant or providing any materials or information requested by any Tax Counsel; provided that Bioverativ shall not be required to make or confirm any representation or covenant that is inconsistent with historical facts or as to future matters or events over which it has no control).

(b)                                 Any information or documents provided under this Section 8 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes.  Notwithstanding any other provision of this Agreement, the Separation Agreement or any Ancillary Agreement, (i) neither Biogen nor any Biogen Affiliate shall be required to provide Bioverativ or any Bioverativ Affiliate or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to Bioverativ, the business or assets of Bioverativ or any Bioverativ Affiliate, (ii) in no event shall Biogen or any Biogen Affiliate be required to provide Bioverativ, any Bioverativ Affiliate or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege, and (iii) in no event shall Bioverativ or any Bioverativ Affiliate be required to provide Biogen, any Biogen Affiliate or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege.  In addition, in the event that Biogen determines that the provision of any information or documents to Bioverativ or any Bioverativ Affiliate, or Bioverativ determines that the provision of any information or documents to Biogen or any Biogen Affiliate, could be commercially detrimental, violate any law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit compliance with its obligations under this Section 8 in a manner that avoids any such harm or consequence.

Section 8.02                            Income Tax Return Information.  Each Party shall provide to the other Party information and documents relating to its Group reasonably required by the other Party to prepare Tax Returns, including any pro forma returns required by the Responsible Party for purposes of preparing such Tax Returns.  Any information or documents the Responsible Party requires to prepare such Tax Returns shall be provided in such form as the Responsible Party reasonably requests and at or prior to the time reasonably specified by the Responsible Party so as to enable the Responsible Party to file such Tax Returns on a timely basis. Bioverativ and Biogen acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Biogen or Bioverativ pursuant to Section 8.01 or this Section 8.02.  Bioverativ and Biogen acknowledge that failure to conform to the reasonable deadlines set by Biogen or Bioverativ could cause irreparable harm.

Section 8.03                            Reliance by Biogen.  If any member of the Bioverativ Group supplies information to a member of the Biogen Group in connection with a Tax liability and an officer of a member of the Biogen Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Biogen Group identifying the information being so relied upon, the chief financial officer of Bioverativ (or any officer of Bioverativ as designated by the chief financial officer of Bioverativ) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 8.04                            Reliance by Bioverativ.  If any member of the Biogen Group supplies information to a member of the Bioverativ Group in connection with a Tax liability and an officer of a member of the Bioverativ Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Bioverativ Group identifying the information being so relied upon, the chief financial officer of Biogen (or any officer of Biogen as designated by the chief financial officer of Biogen) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 9.                                          Tax Records.

Section 9.01                            Retention of Tax Records.  Each Party shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Biogen shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the “Retention Date”).  After the Retention Date, each Party may dispose of such Tax Records upon sixty (60) Business Days’ prior written notice to the other Party.  If, prior to the Retention Date, (a) a Party reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 9 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Party agrees, then such first Party may dispose of such Tax Records upon sixty (60) Business Days’ prior notice to the other Party.  Any notice of an intent to dispose given pursuant to this Section 9.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed.  The notified Party shall have the opportunity, at its cost and expense, to copy or remove, within such sixty (60) Business Day period, all or any part of such Tax Records.  If, at any time prior to the Retention Date, a Party determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such Party may decommission or discontinue such program or system upon ninety (90) Business Days’ prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 9.02                            Access to Tax Records.  The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of such other Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

Section 9.03                            Preservation of Privilege.  No Party or any of its Affiliates shall provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld.

Section 10.                                   Tax Contests.

Section 10.01                     Notice.  Each of the Parties shall provide prompt notice to the other Party of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for Tax Periods for which it is indemnified by the other Party hereunder or for which it may be required to indemnify the other Party hereunder, or otherwise relating to the Tax-Free Status or the Separation Transactions (including the resolution of any Tax Contest relating thereto).  Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.  If an indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to give the indemnifying Party prompt notice of such asserted Tax liability and the indemnifying Party is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Party shall have no obligation to indemnify the indemnified Party for any Taxes arising out of such asserted Tax liability, and (ii) if the indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Party, then any amount which the indemnifying Party is otherwise required to pay the indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

Section 10.02                     Control of Tax Contests.

(a)                                 Separate Returns.  In the case of any Tax Contest with respect to any Separate Return, the Party having liability for the Tax pursuant to Section 2 hereof shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 10.02(c) and (d) below.

(b)                                 Joint Return.  In the case of any Tax Contest with respect to any Joint Return, Biogen shall have exclusive control over the Tax Contest, including exclusive authority with respect to any settlement of such Tax liability, subject to Sections 10.02(c) and (d) below to the extent applicable to Foreign Joint Returns; provided, however, that in the case of any Tax Contest with respect to any Joint Return regarding Distribution Taxes for which Bioverativ may reasonably be expected to become liable to make any indemnification payment to Biogen under this Agreement, the Parties shall exercise joint control over the disposition of such Tax Contest and neither Party shall unreasonably withhold, condition or delay consent to any settlement requested by the other Party, taking into account the likelihood of success of such Tax Contest on its merits.

(c)                                  Settlement Rights.  The Controlling Party shall have the sole right to contest, litigate, compromise and settle any Tax Contest without obtaining the prior consent of the Non-Controlling Party, provided, however, that the Controlling Party shall not settle any Tax Contest with respect to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement without the Non-Controlling Party’s prior written consent (which consent may not be unreasonably withheld, conditioned, or delayed).  Unless waived by the Parties in writing, in connection with any potential adjustment in a Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement:  (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (v) the Controlling Party shall defend such Tax Contest diligently and in good faith.  The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.  In the case of any Tax Contest described in Section 10.02(a), (b) or (c),  “Controlling Party” means the Party entitled to control the Tax Contest under such Section and “Non-Controlling Party” means the other Party.

(d)                                 Tax Contest Participation.  Unless waived by the Parties in writing, the Controlling Party shall provide the Non-Controlling Party with written notice reasonably in advance of, and the Non-Controlling Party shall have the right to attend, any formally scheduled meetings with Tax Authorities or hearings or proceedings before any judicial authorities in connection with any potential adjustment in a Tax Contest pursuant to which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under this Agreement.  The failure of the Controlling Party to provide any notice specified in this Section 10.02(d) to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

(e)                                  Power of Attorney.  Each member of the Bioverativ Group shall execute and deliver to Biogen (or such member of the Biogen Group as Biogen shall designate) any power of attorney or other similar document reasonably requested by Biogen (or such designee) in connection with any Tax Contest (as to which Biogen is the Controlling Party) described in this Section 10.  Each member of the Biogen Group shall execute and deliver to Bioverativ (or such member of the Bioverativ Group as Bioverativ shall designate) any power of attorney or other similar document requested by Bioverativ (or such designee) in connection with any Tax Contest (as to which Bioverativ is the Controlling Party) described in this Section 10.

Section 11.                                   Effective Date.  This Agreement shall be effective as of the date hereof.

Section 12.                                   Survival of Obligations.  The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 13.                                   Tax Treatment of Payments.

Section 13.01                     General Rule.  Except as otherwise required by a change in applicable Tax Law or as otherwise agreed to among the Parties, any payment made pursuant to this Agreement, the Separation Agreement or any Ancillary Agreement by: (i) Bioverativ to Biogen shall be treated for all Tax purposes as a distribution by Bioverativ to Biogen with respect to stock of Bioverativ held by Biogen occurring immediately before the Distribution; or (ii) Biogen to Bioverativ shall be treated for all Tax purposes as a tax-free contribution by Biogen to Bioverativ with respect to stock of Bioverativ held by Biogen occurring immediately before the Distribution; provided, however, that the foregoing treatment shall apply in each case only to the extent the payment does not relate to a Tax allocated to the payor in accordance with Section 1552 of the Code or the Treasury Regulations thereunder or Treasury Regulations Section 1.1502-33(d) (or under corresponding principles of other applicable Tax Laws). Neither Party shall take any position inconsistent with the treatment described in the preceding sentence, and in the event that a Tax Authority asserts that a Party’s treatment of a payment pursuant to this Agreement should be other than as set forth in the preceding sentence, such Party shall use its commercially reasonable efforts to contest such challenge.

Section 13.02                     Gross-Up of Indemnification Payments Made Pursuant to this Agreement. Except to the extent provided in Section 13.03, any Tax indemnity payment made by a Party under this Agreement shall be increased as necessary so that after making all payments in respect to Taxes imposed on or attributable to such indemnity payment, the recipient Party receives an amount equal to the sum it would have received had no such Taxes been imposed..

Section 13.03                     Interest.  Anything herein to the contrary notwithstanding, to the extent one Party makes a payment of interest to another Party under this Agreement with respect to the period from the date that the Party receiving the interest payment made a payment of Tax to a Tax Authority to the date that the Party making the interest payment reimbursed the Party receiving the interest payment for such Tax payment, the interest payment shall be treated as interest expense to the Party making such payment (deductible to the extent provided by law) and as interest income by the Party receiving such payment (includible in income to the extent provided by law).  The amount of the payment shall not be adjusted to take into account any reduction in Tax to the Party making such payment or increase in Tax to the Party receiving such payment.

Section 14.                                   Dispute Resolution.

Section 14.01                     General. The Companies mutually desire that friendly collaboration will continue between them. Accordingly, they will try, and they will cause their respective Group members to try, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (a “Dispute”) between any member of the Biogen Group and any member of the Bioverativ Group as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, the Tax departments of the Companies shall negotiate in good faith to resolve the Dispute.

Section 14.02                     Escalation. If such good faith negotiations do not resolve the Dispute, then the matter, upon written request of either Party, will be referred for resolution to representatives of the parties at a senior level of management of the parties pursuant to the procedures set forth in Article VIII of the Separation Agreement.

Section 14.03                     Referral to Tax Advisor for Computational Disputes. Notwithstanding anything to the contrary in Section 14, with respect to any Dispute involving computational matters, if the Parties are not able to resolve the Dispute through the discussion process set forth in Section 14.01, then the Parties shall not refer the dispute to the escalation process set forth in Section 14.02, but rather the Dispute will be referred to a Tax Advisor acceptable to each of the Parties to act as an arbitrator in order to resolve the Dispute. In the event that the Parties are unable to agree upon a Tax Advisor within fifteen (15) Business Days following the completion of the discussion process, the Parties shall each separately retain an independent, nationally recognized law or accounting firm (each, a “Preliminary Tax Advisor”), which Preliminary Tax Advisors shall jointly select a Tax Advisor on behalf of the Parties to act as an arbitrator in order to resolve the Dispute. The Tax Advisor may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Tax Advisor deems necessary to assist it in resolving such disagreement. The Tax Advisor shall furnish written notice to the Parties of its resolution of any such Dispute as soon as practical, but in any event no later than thirty (30) Business Days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Parties. Following receipt of the Tax Advisor’s written notice to the Parties of its resolution of the Dispute, the Parties shall each take or cause to be taken any action necessary to implement such resolution of the Tax Advisor. Each Party shall pay its own fees and expenses (including the fees and expenses of its representatives) incurred in connection with the referral of the matter to the Tax Advisor (and the Preliminary Tax Advisors, if any). All fees and expenses of the Tax Advisor (and the Preliminary Tax Advisors, if any) in connection with such referral shall be shared equally by the Parties.

Section 15.                                   General Provisions.

Section 15.01                     Complete Agreement; Construction.  This Agreement, together with the Separation Agreement and the Ancillary Agreements, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter; for the avoidance of doubt, the preceding clause shall apply to all other agreements, whether or not written, in respect of any Tax between or among any member or members of the Biogen Group, on the one hand, and any member or members of the Bioverativ Group, on the other hand, which agreements shall be of no further effect between the Parties and any rights or obligations existing thereunder shall be fully and finally settled, calculated as of the date hereof.  Except as expressly set forth in the Separation Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by this Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between the Separation Agreement or any Ancillary Agreement, on the one hand, and this Agreement, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern.

Section 15.02                     Other Agreements.  Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement or the Ancillary Agreements.

Section 15.03                     Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 15.04                     Survival of Agreement.  Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Effective Time and remain in full force and effect in accordance with their applicable terms.

Section 15.05                     Expenses.  Except as otherwise provided in this Agreement, each party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

Section 15.06                     Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 15.06):

To Biogen:

Biogen Inc.

225 Binney Street

Cambridge, MA 02142

Attn: Chief Legal Officer

To Bioverativ:

Bioverativ Inc.

225 Second Avenue

Waltham, MA 02451

Attn: Chief Legal Officer

Section 15.07                     Consents.  Any consent required or permitted to be given by any Party to the other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

Section 15.08                     Assignment.  This Agreement shall not be assignable, in whole or in part, directly or indirectly, by either Party without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.  Notwithstanding the foregoing, this Agreement shall be assignable (i) with respect to Biogen, to a Subsidiary of Biogen, (ii) with respect to Bioverativ, to a Subsidiary of Bioverativ or (iii) to a bona fide Third Party in connection with a merger, reorganization, consolidation or the sale of all or substantially all the assets of a Party so long as the resulting, surviving or transferee entity assumes all the obligations of the assigning Party by operation of law or pursuant to an agreement in form and substance reasonably satisfactory to the non-assigning Party; provided, however, that in the case of each of the preceding clauses (i), (ii) and (iii), no assignment permitted by this Section 15.08 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

Section 15.09                     Successors and Assigns.  The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors (whether by merger, acquisition of assets, or otherwise, and including any successor of Biogen or Bioverativ succeeding to the Tax attributes of either under Section 381 of the Code) and permitted assigns.

Section 15.10                     Termination and Amendment.  This Agreement may be terminated, modified or amended at any time prior to the Effective Time by and in the sole discretion of Biogen without the approval of Bioverativ or the stockholders of Biogen.  In the event of such termination, no Party shall have any liability of any kind to the other Party or any other Person by reason of such termination.  After the Effective Time, this Agreement may not be terminated, modified or amended except by an agreement in writing signed by Biogen and Bioverativ.

Section 15.11                     Payment Terms. Without the consent of the party receiving any payment under this Agreement specifying otherwise, all payments to be made by either Biogen or Bioverativ under this Agreement shall be made in U.S. dollars.

Section 15.12                     Subsidiaries.  Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at or after the Effective Time, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party. If, at any time, Bioverativ acquires or creates one or more Subsidiaries that are includable in the Bioverativ Group, all references to the Bioverativ Group herein shall thereafter include a reference to such Subsidiaries.

Section 15.13                     Third Party Beneficiaries.  Except as specifically provided herein, this Agreement is solely for the benefit of the Parties and shall not be deemed to confer upon Person other than the Parties any remedy, claim, liability, reimbursement, cause of action or other right beyond any that exist without reference to this Agreement.

Section 15.14                     Governing Law.  This Agreement and any Dispute shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof that might lead to the application of laws other than the laws of the State of Delaware.

Section 15.15                     Consent to Jurisdiction.  Subject to the provisions of Section 14, each of the Parties irrevocably submits to the jurisdiction of (a) the Court of Chancery of the State of Delaware and (b) the United States District Court for the District of Delaware (the “Delaware Courts”) for the purposes of any Action to compel arbitration in accordance with Section 14 and the enforcement of any award issued thereunder or any Decision on Interim Relief.  Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 15.06 shall be effective service of process for any Action in the Delaware Courts with respect to any matters to which it has submitted to jurisdiction in this Section 15.15.  Subject to the provisions of Section 14, each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in the Delaware Courts, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

Section 15.16                     Severability.  In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 15.17                     Interpretation.  Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Section,” “paragraph,” “clause,” “Exhibit” and “Schedule” are references to the Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) unless the context requires otherwise, references to “party” shall mean Biogen or Bioverativ, as appropriate, and references to “parties” shall mean Biogen and Bioverativ; (i) provisions shall apply, when appropriate, to successive events and transactions; (j) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (k) Biogen and Bioverativ have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (l) a reference to any Person includes such Person’s successors and permitted assigns.

Section 15.18                     No Duplication; No Double Recovery.  Nothing in this Agreement, the Separation Agreement or any Ancillary Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 15.19                     No Waiver.  No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof or thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 15.20                     Further Action. The Parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement, including the execution and delivery to the other parties and their Affiliates and representatives of such powers of attorney or other authorizing documentation as is reasonably necessary or appropriate in connection with Tax Contests (or portions thereof) under the control of such other parties in accordance with Section 10.

Section 15.21                     Injunctions. The Parties acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. The Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which they may be entitled at law or in equity.

IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

Biogen, a Delaware corporation

By:	/s/ Paul Clancy
Name:	Paul Clancy
Title:	Executive Vice President, Chief
Financial Officer

Bioverativ, a Delaware corporation

By:	/s/ John G. Cox
Name:	John G. Cox
Title:	Chief Executive Officer

[Signature Page to Tax Matters Agreement]